Exhibit 99.3

Press Release, dated January 13, 2021:

Lionbridge and Robotti Nominate Slate of Highly Qualified Candidates for Election to CMCT’s Board

Deliver Open Letter to CMCT Board Outlining Grievances

NEWS PROVIDED BY

Lionbridge Capital, LP

Jan 13, 2021

NEW YORK, Jan. 13, 2021 /PRNewswire/ -- Lionbridge Capital, LP, and Robotti & Company Advisors LLC (together with its affiliates, the “Nominating Stockholders” or “they”) with an ownership interest of approximately 5.0% of CIM Commercial Trust Corporation (“CMCT” or the “Company”) (NASDAQ: CMCT) today announced that they have nominated a slate of six highly qualified candidates for election to the CMCT Board of Directors (the “Board”) at the Company’s 2021 Annual Meeting: Thomas D. Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran, Gregory M. Morillo, and James O’Leary.

The Nominating Stockholders also announced today that they have delivered a letter to the Board which includes detailed biographies of each nominee and which expressly outlines that:

●	CMCT has persistently traded at a discount to its underlying value throughout its history as a public company due to its lack of scale, excessive cost structure, and unjustified reliance on its external advisor, CIM Group;

●	CMCT’s structural flaws are compounded by longstanding conflicts of interest between CIM Group and the 79% majority independent shareholders of CMCT;

●	The Board’s clear lack of independence and poor corporate governance practices have insulated CIM management from accountability and have destroyed shareholder value;

●	Board change is necessary to protect the interests of outside shareholders and realize the intrinsic value of CMCT’s high-quality assets; and

●	It is anticipated that a newly constituted Board will engage in an open and transparent strategic review exploring all options, including but not limited to one or more potential transactions that reflect CMCT’s underlying value.

The full text of the letter to the Board can be viewed in its entirety here: Letter to CMCT Board (available at: https://lionbridgecapitallp.box.com/s/y0lovgf1pz96u85o7vdf8eus2db0tpcr)

About Lionbridge Capital, LP

Lionbridge Capital, LP is a value-oriented investment manager based in New York, with a fundamental approach to investing in publicly traded real estate and real estate-related companies.

www.lionbridgecap.com

About Robotti & Company Advisors LLC

Robotti & Company Advisors LLC is a value-focused, SEC-registered investment adviser with more than three decades of experience. As investors, Robotti & Company Advisors LLC frequently is a constructive and actively-engaged owner with many of its portfolio companies.

www.robotti.com

Investor Contacts

Lionbridge Capital, LP

Greg Morillo

(212) 300-8003

greg@lionbridgecap.com

Robotti & Company Advisors LLC

John Moran

(646) 442-6702

moran@robotti.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Lionbridge Capital, LP and Robotti & Company Advisors, LLC, together with the other participants named herein (collectively, “Participants”), intend to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 annual meeting of stockholders of CIM Commercial Trust Corporation, a Maryland corporation (the “Company”).

PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Lionbridge Capital, LP (“Lionbridge”), Lionbridge Capital I, LP (“Lionbridge I”), Lionbridge GP, LLC (“Lionbridge GP”) Lionbridge Capital GP, LLC (“Lionbridge I GP”), Lionbridge Asset Management, LLC (“Lionbridge AM”), The Ravenswood Investment Company, L.P. (“Ravenswood I”), Ravenswood Investments III, L.P. (“Ravenswood III”), Ravenswood Management Company, L.L.C. (“RMC”), Robotti & Company, Incorporated (“RCI”), Robotti & Company Advisors, LLC (“RCA”), Robotti Securities, LLC (“RS”), Robert E. Robotti, Gregory Morillo, Kenneth R. Wasiak Sr., Thomas Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran and James O’Leary.

As of the date hereof, (i) Lionbridge directly owned 60,761 shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), (ii) Lionbridge I directly owned 183,339 shares of Common Stock; (iii) Ravenswood I directly owned 293,415 shares of Common Stock; (iv) Ravenswood Investments III directly owned 174,135 shares of Common Stock; (v) Lionbridge GP, as the general partner of Lionbridge, may be deemed the beneficial owner of the 60,761 shares of Common Stock owned directly by Lionbridge; (vi) Lionbridge I GP as the general partner of Lionbridge I, may be deemed the beneficial owner of the 183,339 shares of Common Stock owned directly by Lionbridge I; (vii) Lionbridge AM, as the asset manager of each of Lionbridge and Lionbridge I, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (viii) Gregory Morillo, as the managing member of each of Lionbridge GP, Lionbridge I GP, LLC and Lionbridge AM, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (ix) RMC, as the general partner of each of Ravenswood I and Ravenswood III, may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (x) RCA, as the investment advisor of each of Ravenswood I and Ravenswood III may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (xi) RS may be deemed to be the beneficial owner of 500 shares of Common Stock owned in a discretionary account managed for a customer by RS; (xii) RCI, (x) as the wholly-owned parent of RCA, may be deemed to be the beneficial owner of the 467,550 shares of Common Stock beneficially owned by RCA, and (y) as the parent of RS, may be deemed the beneficial owner of 500 shares of Common Stock owned in a discretionary accounts managed by RS for a customer; (xiii) Mr. Robotti and Mr. Wasiak Sr., as the managing members of RMC, may be deemed to be the beneficial owners of the 467,550 shares of Common Stock beneficially owned by RMC; (xiv) Mr. Robotti, as the President of RCI and controlling shareholder, may also be deemed to be the beneficial owner of the 500 shares of Common Stock owned in a discretionary account managed by RS for a customer. As of the date of hereof, Mr. John Moran was the direct beneficial owner of 30,909 shares of Common Stock and none of Messrs. Ferguson, Gelnaw, Marino II or O’Leary beneficially owned any shares of Common Stock.

Text of Referenced Letter to the Issuer, dated January 13, 2021:

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

Attention: Board of Directors

January 13, 2021

Dear CMCT Board of Directors:

Lionbridge Capital, LP and Robotti & Company Advisors, LLC (the “Nominating Stockholders” or “we”) advise private funds that collectively beneficially own 743,059 shares of common stock of CIM Commercial Trust Corporation (“CMCT” or the “Company”), equal to approximately 5.0% of its outstanding shares. A key consideration of our investment is the high-quality, irreplaceable nature of the Company’s assets, which include trophy properties in West Los Angeles and downtown Oakland—markets that we believe are poised to thrive post-COVID due to limited supply growth and the spillover demand from nearby San Francisco in the coming years. Despite owning high-quality assets, however, CMCT has consistently traded at a large discount to the underlying value of its assets throughout its history as a public company and currently trades at a 57% discount to its latest Net Asset Value (“NAV”) of $28.49 per share.1

As detailed in this letter, we believe the Company’s persistent low market valuation can be explained by numerous structural factors, including a lack of scale and an unjustified reliance on its external manager, CIM Group (“CIM”), which charges, in our view, excessive asset management and service fees on top of already elevated general and administrative expenses, resulting in a bloated cost structure. Moreover, we believe the circumstances surrounding CMCT’s formation, in particular CIM’s actions toward prominent institutional investors comprising the ownership group of CMCT’s predecessor entity, have severely damaged the Company’s credibility and reputation. Ultimately, we attribute these failings to the Board’s clear lack of independence and poor governance practices, which have insulated CIM management from accountability and have resulted in the significant destruction of shareholder value.

Contrary to management’s statements, we do not believe CMCT can grow or lease its way out of its structural defects and is therefore unlikely to successfully narrow its NAV discount in its current structure. To be a viable public company, CMCT would need to drastically reduce its cost structure. Simultaneously, significant asset growth would be required, not only to absorb overhead costs, but to expand the portfolio beyond its handful of highly concentrated investments to better align the risk profile of the company with peer REITs. Given the Company’s persistent share discount, this is not possible, in our view, without significant dilution to existing owners. We believe all shareholders should be very concerned that CIM Group, whose business is principally fee-based asset management, may attempt to solve the “scale” issue with grossly dilutive equity issuances, something already perpetrated under CIM’s stewardship for its own benefit.

Without an actionable and realistic plan for substantive change, we believe stockholder value at CMCT can only be unlocked through a transformative transaction that reflects its underlying value. We have performed extensive diligence on the Company’s assets and believe there are numerous institutional investors that are interested in acquiring CMCT’s properties at attractive prices. COVID notwithstanding, we are confident that the aggregate pricing that could be achieved through an orderly and transparent sales process will enable shareholders to realize near-term value that far exceeds what this company could ever trade for as a public going concern.

Given the Board’s continuous failures to address CMCT’s structural flaws and persistent share discount, we find ourselves compelled to take the necessary steps for the protection of our and all other outside shareholders’ investments. Therefore, we have delivered a formal nomination notice of our intention to seek the election of six highly qualified director nominees at the 2021 Annual Meeting. As described in detail in the Appendix, this group of individuals collectively has an impressive and comprehensive set of skills spanning finance, operations, mergers and acquisitions expertise, public company board governance and oversight, as well as decades of senior-level investment and management experience in both public and private real estate markets.

1 Based on the closing share price on January 11, 2021. NAV per share as of 12/31/19.

We anticipate that a newly constituted Board—one that is free of conflict, undue influence, and intransigence, which, in our opinion, characterizes the current Board—will engage in an open and transparent process to maximize stockholder value for the 79% majority outside stockholders. In doing so, we believe the new slate would explore all options, including a sale for cash and/or a mix of cash and securities of another publicly traded company, or, if appropriate, an orderly liquidation of CMCT’s assets.

It is unfortunate and regrettable that this action is necessary. As you know, we have highlighted these structural deficiencies to CIM management on multiple occasions. We strongly preferred to work constructively with the Board in pursuit of a path forward that maximizes value for CMCT and the shares held by the 79% majority outside shareholders. However, our requests to meet and work constructively with the Board, and Chairman Richard Ressler in particular, have gone unaddressed. The highlights of our concerns are as follows:

Inflated and Unnecessary Cost Structure

CMCT’s annualized corporate overhead in the most recent quarter, which is comprised of asset management and service fees, corporate expense reimbursements to CIM Group, as well as general and administrative expenses, amounted to a staggering 52% of net operating income (“NOI”) over the trailing 12-month period.2 Asset management fees alone amount to 26% of trailing 12-month NOI.3

By comparison, general and administrative expenses represent only 6.4% of NOI for Douglas Emmett, CMCT’s closest peer, and 11.0% on average for the Company’s Class A West Coast office REIT peers.4 General and administrative expenses at these companies are substantially equivalent to total corporate overhead, given they do not pay fees to an external advisor. While the impact of the COVID pandemic has reduced the NOI contribution of CMCT’s hotel asset, further pressuring its overhead expense ratio, these measures were still far beyond the level of its peer group even before COVID.5

In absolute terms, annualized corporate overhead is approximately $19 million.6 To be clear, very few of these expenses would transfer to a third-party acquirer of CMCT’s properties. This level of overhead is being consumed on a portfolio that contains merely nine operating assets, five of which are located within a five-mile radius of one another. Shockingly, this expense load exceeds $2 million per operating property and does not include property management fees and other onsite expenses, leasing commissions, and construction fees paid to CIM that are expensed or capitalized at the property level. Based on the extraordinary corporate overhead level, we are concerned that the property-level expenses being billed by CIM may be excessive as well.

2 Calculated by annualizing CMCT’s 3Q 2020 corporate overhead, as defined by the Nominating Stockholders, and dividing the result by trailing 12-month net operating income (“TTM NOI”). Corporate overhead equals “Asset management and other fees to related parties” plus “Expense reimbursements to related parties-corporate” plus “General and administrative” expenses as disclosed in the Company’s Quarterly Report on Form 10-Q filed on 11/9/20. TTM NOI represents “Total segment net operating income” for Q4 2019 through Q3 2020 as disclosed in the Company’s Quarterly Report on Form 10-Q. See Appendix B, which further details the Nominating Stockholders’ calculations and assumptions.

3 Calculated by annualizing the $2,387,000 in “Asset management and other fees to related parties” paid to CIM Group during Q3 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on 11/9/20 and dividing that number by CMCT’s TTM NOI. See Appendix B, which further describes the Nominating Stockholders’ calculations and assumptions.

4 Trailing twelve months as of 9/30/20. References to Class A West Coast office REIT peers is the peer group defined by the Nominating Stockholders as Douglas Emmett (NYSE: DEI), Kilroy Realty Corporation (NYSE: KRC), Hudson Pacific Properties, Inc. (NSYE: HPP), and American Assets Trust, Inc. (NYSE: AAT). See Appendix B, which further describes the Nominating Stockholders’ calculations and assumptions.

5 CMCT provided a proforma company NOI for 2019, which adjusted for its 2019 asset sales and reflected the contribution from retained properties. Annualized corporate expenses as defined in Footnote 2 were 37% of CMCT’s 2019 proforma “Segment NOI from retained properties and lending activities” as disclosed on Form 8-K filed on 11/8/19. See Appendix B, which further describes the Nominating Stockholders’ calculations and assumptions.

6 See Appendix B, which further describes the Nominating Stockholders’ calculations and assumptions.

To make matters worse, CMCT, whose leverage is already elevated, is effectively borrowing money to fund management fees through the issuance of preferred stock in lieu of cash payments to its advisor. Assuming CMCT paid the same proportion of its NOI in overhead as its West Coast office REIT peers, it would be spending only $4 million.7 This represents a difference of $15 million from current levels or $1 per share in recurring distributable cash flow.8

CMCT directors have had years to contemplate the cost structure and general viability of CMCT as a stand-alone going concern. When we have raised these issues with management, they have acknowledged that the costs are high and that a review is ongoing. While the Company has converted its Base Service Fee to an incentive-based calculation that will save $1 million per year, this amounts to less than a 6% reduction in corporate overhead, a small fraction of what is required.9 The lack of progress is unacceptable considering the company has been public since 2014 and announced its restructuring plan in October 2018 (which specifically outlined the magnitude of anticipated asset sales, which were completed over a year ago in August 2019).

How We Got Here: A Failed Reverse Merger

CMCT’s debut as a public company was the product of a 2014 reverse merger between a large private CIM-sponsored institutional real estate fund, CIM Urban REIT (the “fund”), and a public, micro-cap mortgage REIT, PMC Commercial Trust. CIM Urban REIT was owned principally by CIM’s limited partners, which included many of the most prominent pension funds in the country. While there are sometimes legitimate reasons for reverse mergers, they can also be abusive and carried out to circumvent a formal IPO process that is subject to the scrutiny of underwriters and investors. As described extensively below, based on firsthand discussions with investors in CIM Urban REIT, we believe CIM pursued this course over strong objections from its partners for the primary purpose of converting finite-life, fee-generating assets into a permanent source of recurring fees. In our view, the formation and governance of CMCT was fraught with conflicts of interests between CIM Group and CMCT shareholders that would never have been tolerated by market participants in a formal IPO process.

Formed in 2005, CIM Urban REIT, like most private-equity real estate funds, had a finite life span. Accordingly, we understand the expectations of its fund partners were that it would be liquidated for cash at the end of its term in the tradition of virtually all funds of its type. Though many private comingled funds include language permitting an IPO as an exit strategy, this mechanism is seldom employed. Nevertheless, CIM pursued this course despite, as we understand it, strong objections from its partners. Its rationale for doing so was that a CIM-run REIT would be well received by the investment community and ultimately afford a superior execution for its limited partners compared to a cash liquidation of the assets.

CIM’s stated objective for CMCT was to “grow its real estate holdings in a manner consistent with its past investment program at CIM Urban REIT” and be “the principal investment vehicle through which CIM Group will place substantially stabilized real estate investments.”10 In our view, the benefits to CIM by pursuing this course were clear and obvious: convert a finite-life fee stream and assets under management to a public vehicle that would generate perpetual fees to CIM.

7 Calculated by multiplying CMCT’s TTM NOI by 11%, which equals the average ratio of G&A to TTM NOI for CMCT’s West Coast peers.

8 Calculated by subtracting $4,000,000 from corporate overhead, as defined in Appendix B, and dividing that number by the 14,827,410 shares outstanding as of 11/4/20 as disclosed in the Company’s Quarterly Report on Form 10-Q filed on 11/9/20.

9 CMCT permanently eliminated its $1.1 million annual base service fee starting in 2Q 2020 and replaced it with an incentive fee as disclosed in an amendment dated 5/11/20 to CMCT’s Master Services Agreement filed as an exhibit to CMCT’s Form 10Q filed on 5/11/20.

10 As disclosed in PMC Commercial’s Registration Statement on Form S-4 filed on 8/30/13.

CIM’s partners in CIM Urban REIT were highly sophisticated real estate investors, most with deep knowledge of public real estate markets and steeped in ESG principals relevant to public and private real estate investing. We understand that investors warned CIM that its proposed public REIT was a flawed concept and that it would trade poorly based on a lack of scale, investor attitudes toward externally managed REITs, a portfolio composition of disparate property types, and lack of public float.11 Despite these warnings, CIM proceeded anyway.

To add insult to injury, while CIM’s limited partners nominally participated in the private fund’s governance through seats on an advisory board, we understand that they had little practical ability to influence CMCT’s governance or any direct role in setting the terms of CMCT’s new advisory contracts with CIM, which are perpetual in nature. At the time of the reverse merger, and presumably when these contracts with CIM were negotiated and executed, four of the seven directors of CMCT were principals of CIM Group.

Predictably, in the aftermath of the reverse merger, CMCT shares traded poorly with virtually no liquidity, investor interest, or sell-side research coverage. What transpired over the next few years bore little resemblance to CIM’s originally stated growth objectives for CMCT. In 2017, CMCT sold over $1 billion in assets and repurchased a similar amount of CMCT stock owned by the private fund. In its public communications, CMCT depicted these corporate actions as the result of a regular evaluation of its business and prudent management.12 Based on our firsthand discussions with CIM Urban REIT investors, however, we believe these sales were the result of extreme pressure from its fund investors, who were voicing displeasure for the public vehicle. In other words, only when it was clear that the REIT strategy had flopped, and under intense pressure from its pension-fund clients, did CMCT begin selling property and returning capital to investors.

Rather than rightfully completing the sale of its portfolio once and for all and returning the remaining value to its investors in cash dividends, CIM dug in its heels. In 2018, the company announced a "Program to Unlock Embedded Value in Our Portfolio and Improve Trading Liquidity in our Common Stock.”13 At the time, CMCT was trading at a nearly 40% discount to NAV.14 This program contemplated another $1 billion in asset sales, or roughly half of the remaining portfolio at the time. The net proceeds were distributed to shareholders, but again, instead of completing a cash liquidation, the private comingled fund was dissolved via a distribution of CMCT shares to its partners. The result was a more structurally flawed company with even less scale. Upon the distribution of CMCT shares, the partners would own over 95% of this deeply flawed and obscure REIT’s shares.

In its public messaging CMCT portrays its asset-sale programs as discretionary capital allocation moves made in response to strong markets and emblematic of CIM’s willingness to return capital to shareholders.15 Again, based on firsthand accounts from CIM’s partners, we believe that assertion is misleading. We understand the asset sales and return of capital were being demanded by the partners, according to some accounts, under threat of litigation and were not what CIM Group was otherwise inclined to do.

11 Following the reverse merger, Urban Partners II, LLC, an affiliate of CIM Urban REIT, owned 97.7% of CMCT shares, which were not part of the public float.

12 As disclosed in the Company’s Registration Statement on Form S-11 filed on 5/15/17, page 42.

13 As disclosed in the Company’s Annual Report on Form 10-K filed on 3/18/19.

14 Based on closing share price of $14.50 per share (pre-split) and estimated NAV per share of $23.96 as of 12/31/17 according to an exhibit to Form 8-K filed on 3/28/18.

15 For instance, in response to a critical letter to the CMCT Board by Engine Capital LP, a shareholder, CMCT wrote “CMCT has been one of the most active U.S. listed REITs in selling assets…despite the fact that such sales have significantly reduced fees paid to CIM Group.” Source: Form 8-K filed on 5/26/20.

Contrary to what CIM representatives portrayed to prospective investors, what awaited the market after executing the plan to “unlock value” and “increase liquidity” was an ownership base comprising almost entirely legacy fund investors whose moods we understand generally ranged from frustrated to incensed at CIM’s refusal to completely liquidate the company for cash. In the aftermath of the distribution, the shares were soon trading at a nearly 50% discount to published NAV, wider than when the “Program to Unlock Embedded Value” was announced.16 They would remain in that vicinity for months before they further collapsed in the COVID-related market sell-off.

In a move that has the appearance of being deliberately exploitative, CIM began privately negotiating with its former partners to directly acquire their CMCT shares after refusing to liquidate the company. Within six weeks, CIM acquired approximately 2.5 million shares from former partners, representing approximately 17% of the shares outstanding, in a privately negotiated transaction for $19.17 per share, or at an approximate 35% discount to NAV based on the company’s own estimate, which was a little over 90 days old.17 Some have sold stock in the open market at yet even wider discounts to NAV.18 Other former partners remain stuck in their positions, with the shares trading at a nearly 60% discount to the latest published NAV of $28.49 per share.

Given this background, CIM Group’s ongoing refrain that it is “aligned” with its shareholders strikes us as specious. In fact, for years CIM refused a simple and superior execution for its investors by not simply liquidating all the assets for cash. Instead, in our view, it merged private-fund assets into a deeply flawed and largely uninvestable REIT over the objections of its partners, sold assets and returned capital only under duress, and then exploited the frustration it created by buying out former partners, who we believe felt trapped in CMCT at a deep discount to value.

Relative to its ownership in the Company, we believe CIM derives more value from its high-margin advisory contracts with CMCT, which are perpetual in nature. As discussed above, the asset management fees are the largest contributor to CMCT’s excessive overhead, which in our view is a primary cause for the Company's depressed valuation and renders CMCT unable to generate any meaningful cash return to shareholders reflective of its NAV.  Furthermore, CIM’s ownership was created almost entirely by a privately negotiated purchase of shares from its partners at a deep discount to NAV, rather than through open-market purchases, or in the case of original fund investors, at NAV.

CIM further grew its ownership by unilaterally issuing itself 203,349 shares of CMCT in lieu of cash for its first quarter 2020 asset management fee. The number of shares issued were based on the April 9, 2020 closing price, a random single day during the COVID-related market meltdown. The effective pricing of the shares was $11.60, or at approximately 40% of its latest published NAV. While many companies in America were urgently attempting to cut costs by reducing salaries and directors’ fees, CIM used the COVID-19 pandemic as an opportunity to dilute its shareholders for its own benefit. To describe shares acquired in this manner as evidence of “alignment” is disgraceful and speaks of the tone-deaf disregard CIM Group has shown toward the holders of the vast majority of CMCT’s shares.

Weak Corporate Governance and the Lack of Board Independence

In its most recent proxy materials and prior to the unfortunate passing of an “independent” director in December, CMCT claimed that its Board of Directors is represented by a majority of independent directors. Before deconstructing that assertion in more detail, consider the following “risk factor” that appeared in the 2013 registration statement of CMCT’s predecessor in connection with the 2014 reverse merger filed with the SEC on August 30, 2013:

“The Merger will result in changes to the Board of Trust Managers and initially, a majority of the Trust Managers will be affiliated with the Advisor and will not be independent; and Urban II [of which CIM Group was the general partner] will have effective control over the outcome of all actions requiring the approval of PMC Commercial [now CMCT] shareholders, which might adversely affect the market price of the PMC Commercial Common Shares.”

16 The Company's recapitalization transactions, including its special dividend and reverse stock split, closed on 8/30/19. Between 9/3/19 (the first trading day after the recapitalization transactions were completed) and 10/31/19, the average closing price of CMCT was $15.25 per share. Source: Bloomberg. NAV was $29.49 per share as of 6/30/19 (proforma, following the completion of the “Program to Unlock Value in Our Portfolio and Improve the Liquidity of Our Common Stock”) as disclosed in the Company’s Investor Presentation, filed as an exhibit to CMCT’s Form 8-K filed on 11/8/19.

17 Proforma NAV following the impact of the “Program to Unlock Embedded Value in Our Portfolio and Improve Trading Liquidity of Our Common Stock” was $23.83 per share as of June 30, 2019. Source: August 2019 Investor Presentation filed on 8/8/19.

18 For example, CalPERS, the largest investor in the fund, filed a 13D amendment on January 28, 2020, indicating open-market sales of 2.1 million shares during January 2020, when the average closing price of CMCT was $14.78 (Bloomberg CalPERS fillings).

The exact same director lineup remained in place until the December passing of a director. Five of CMCT’s seven directors were either CIM Group insiders, board members of CIM-affiliated entities, or board members of other entities controlled by its chairman. Another board member (Kelly Eppich) was until recently a principal of CIM and employed by the Company from 2002 until his retirement in 2019. Lastly, the seventh board member (Frank Golay, Jr.) was a longtime partner of Sullivan & Cromwell, and his clients included CIM and other entities affiliated with CMCT’s chairman. While Mr. Golay has retired from the practice of law, he remains senior counsel to Sullivan & Cromwell, which continues to work on behalf of CIM Group.

It is clear to any objective observer that not a single member of CMCT’s board can be reasonably considered “independent” in any real sense and that a majority of members are conflicted, with interests that are at odds with those of CMCT shareholders.

Had there been any qualified and independent director on CMCT’s board, we believe the Company would never have consented to or endorsed such egregious, automatically renewing advisory contracts that cannot be terminated by the Board, even for poor performance, without the consent of CIM itself. Nor would the Company have issued stock to CIM Group at approximately 40% of net asset value in lieu of cash for its first quarter 2020 investment management fees. This is the exact sort of conduct that we believe truly independent directors would have protested and prevented.

Path Forward: An Open and Transparent Strategic Review to Maximize Value

Board change is desperately needed to protect the interests of the 79% majority outside shareholders. In fact, stockholders have already expressed dissatisfaction with the status quo by withholding votes for incumbent directors at the prior Annual Meeting despite no alternative slates. If elected, we anticipate our slate will engage in an open and transparent strategic review, including consideration of a transaction that reflects CMCT’s underlying value. Such a transaction may include a sale for cash and/or a mix of cash and securities of another publicly traded company, or, if appropriate, an orderly liquidation of CMCT’s assets.

It is crucial that a reconstituted Board not only reaches the appropriate resolution for CMCT impartially but also acts expeditiously to maximize shareholder value and minimize further diminution in value from the Company’s excessive overhead burden. Our slate will provide shareholders with increased confidence in the independence of the Board’s deliberations and the integrity of this process. A board that has failed its shareholders for years cannot be trusted to conduct a credible and transparent strategic review process, especially one where the outcome involves serious conflicts of interest for CIM management and most—if not all—board members.

Conclusion

Most of what is conveyed in this letter has been thoughtfully and repeatedly conveyed by us to CIM Group personnel assigned to CMCT. To date, we have done so privately in our sincere hope to solicit tangible responses with open minds in forming conclusions with respect to CIM’s intentions for CMCT. We were hopeful that many of the defects we cited, though hardly excusable, were inadvertent. Unfortunately, there has been little constructive engagement, and we have concluded that CIM Group views its carefully constructed, near-total control of this company as an entitlement and inoculation from best practices among public REITs and from its public commitment to ESG principles. Our outreach to former investment partners for an accounting of the predecessor’s history has further dimmed our interpretation of CIM Group’s intentions.

We believe CIM took advantage and benefited from CMCT’s abysmal valuation by acquiring most of its shares from worn-out and/or exasperated owners whose charters effectively dissuade or prohibit a public fight. We want to make sure that CMCT directors understand that we plan on shining a bright light on its conduct here and that our work is ongoing. We hope CIM has the self-awareness to recognize that further steps to disenfranchise shareholders will only compound its issues with them and compromise its reputation more broadly with the investment community.

We don’t consider our positions to be at all controversial. We are certain that CIM has heard many of the exact same criticisms from many investors and would-be investors. The prescription we have outlined is straightforward.

The 79% majority, independent owners of CMCT deserve to be represented by a board that is solely interested in protecting its interests and realizing fair value. We believe our nominees are well qualified to serve as directors and will act as fiduciaries to CMCT shareholders only and not to CIM Group. We have provided their detailed biographies further below. We look forward to making our case to the remaining shareholders going forward and regulators where appropriate.

Very truly yours,

Greg Morillo	Robert Robotti
Managing Member	Managing Member
Lionbridge Capital, LP	Robotti & Company Advisors LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Lionbridge Capital, LP and Robotti & Company Advisors, LLC, together with the other participants named herein (collectively, “Participants”), intend to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 annual meeting of stockholders of CIM Commercial Trust Corporation, a Maryland corporation (the “Company”).

PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Lionbridge Capital, LP (“Lionbridge”), Lionbridge Capital I, LP (“Lionbridge I”), Lionbridge GP, LLC (“Lionbridge GP”) Lionbridge Capital GP, LLC (“Lionbridge I GP”), Lionbridge Asset Management, LLC (“Lionbridge AM”), The Ravenswood Investment Company, L.P. (“Ravenswood I”), Ravenswood Investments III, L.P. (“Ravenswood III”), Ravenswood Management Company, L.L.C. (“RMC”), Robotti & Company, Incorporated (“RCI”), Robotti & Company Advisors, LLC (“RCA”), Robotti Securities, LLC (“RS”), Robert E. Robotti, Gregory Morillo, Kenneth R. Wasiak Sr., Thomas Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran and James O’Leary.

As of the date hereof, (i) Lionbridge directly owned 60,761 shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), (ii) Lionbridge I directly owned 183,339 shares of Common Stock; (iii) Ravenswood I directly owned 293,415 shares of Common Stock; (iv) Ravenswood Investments III directly owned 174,135 shares of Common Stock; (v) Lionbridge GP, as the general partner of Lionbridge, may be deemed the beneficial owner of the 60,761 shares of Common Stock owned directly by Lionbridge; (vi) Lionbridge I GP as the general partner of Lionbridge I, may be deemed the beneficial owner of the 183,339 shares of Common Stock owned directly by Lionbridge I; (vii) Lionbridge AM, as the asset manager of each of Lionbridge and Lionbridge I, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (viii) Gregory Morillo, as the managing member of each of Lionbridge GP, Lionbridge I GP and Lionbridge AM, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (ix) RMC, as the general partner of each of Ravenswood I and Ravenswood III, may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (x) RCA, as the investment advisor of each of Ravenswood I and Ravenswood III may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (xi) RS may be deemed to be the beneficial owner of 500 shares of Common Stock owned in a discretionary account managed for a customer by RS; (xii) RCI, (x) as the wholly-owned parent of RCA, may be deemed to be the beneficial owner of the 467,550 shares of Common Stock beneficially owned by RCA, and (y) as the parent of RS, may be deemed the beneficial owner of 500 shares of Common Stock owned in a discretionary accounts managed by RS for a customer; (xiii) Mr. Robotti and Mr. Wasiak Sr., as the managing members of RMC, may be deemed to be the beneficial owners of the 467,550 shares of Common Stock beneficially owned by RMC; (xiv) Mr. Robotti, as the President of RCI and controlling shareholder, may also be deemed to be the beneficial owner of the 500 shares of Common Stock owned in a discretionary account managed by RS for a customer. As of the date of hereof, Mr. John Moran was the direct beneficial owner of 30,909 shares of Common Stock and none of Messrs. Ferguson, Gelnaw, Marino II or O’Leary beneficially owned any shares of Common Stock.

APPENDIX A – Biographies of Nominating Stockholders’ Nominees (in alphabetical order)

Thomas D. Ferguson, 66, is a commercial real estate investment professional with extensive experience in the investment, management, construction, sales, and financing of all major types of commercial real estate projects including office, hotel, multifamily, senior living, student housing, and golf related investments. Mr. Ferguson is currently the Managing Member of 511 Partners, LLC, a private company he founded that provides real estate consulting services to financial institutions concerning public and private real estate related investments. He also serves on the Special Committee for Intelsat Envision Holdings, Inc. From 2003 to 2019, Mr. Ferguson worked in the Merchant Banking division of Goldman Sachs & Co. While at Goldman Sachs, Mr. Ferguson served a secondment as the Chief Executive Officer of American Golf, a portfolio company of Goldman Sachs. From 1983 to 1997, Mr. Ferguson worked for Paragon, a private real estate development and management company headquartered in Dallas, where he was directly involved the company’s IPO in 1994 as Chief Financial Officer up until its merger with Camden Property Trust in 1997. The Nominating Stockholders believe that Mr. Ferguson’s extensive real estate investment and management experience together with his senior level experience working at a large investment firm will make him a valuable addition to the Board.

Mark C. Gelnaw, 63, is a senior investment executive with significant experience leading, developing, and managing new businesses within various types of financial services environments. Mr. Gelnaw is currently the Managing Partner of Breakwater Ventures, LLC, a New York and Florida based company he founded in 2006 to develop, invest in, and manage a set of diverse business opportunities relating to real estate, energy services, medical devices, diagnostic equipment, and emerging companies. From 2000 to 2005, Mr. Gelnaw served in various senior management roles at Deutsche Bank in New York, where, among other roles, he was responsible for the development of the global real estate business by altering the strategic direction to a third-party business. From 1997 to 2000, Mr. Gelnaw was a Managing Director in the Equities Division of the London branch of Deutsche Bank Securities, Inc., where he served on the firm’s Global Equity Management Committee. From 1986 to 1996, Mr. Gelnaw served in various senior roles at Deutsche Bank, Lehman Brothers, Inc., and Salomon, Inc. Mr. Gelnaw received a bachelor’s degree in Accounting from Georgetown University and is a Certified Public Accountant. The Nominating Stockholders believe that Mr. Gelnaw’s accounting background and his extensive investment management experience both at large public financial institutions and more recently through his own private company will make him a valuable addition to the Board.

Raymond V. Marino II, 62, has served in several senior executive positions with two publicly traded real estate investment trusts. From 2001 to 2012, he was a member of the Board of Directors, President and Chief Operating Officer of Mission West Properties, Inc., which developed, owned, and managed significant office and research and development space in the Silicon Valley of the San Francisco Bay area. From 1996 to 2000, Mr. Marino was the President and CEO and a member of the Board of Directors of Pacific Gateway Properties, Inc., which developed and owned a diverse portfolio of suburban and central business district multitenant office, multifamily, industrial, hospitality, retail, and mixed-use properties in five states. Mr. Marino served as Chief Financial Officer and Chief Operating Officer of the company from 1992 to 1996. Early in his career, Mr. Marino worked for four years at Coopers & Lybrand (now PriceWaterhouseCoopers LLP), and he held several other senior financial management positions with public and private companies. Mr. Marino is a graduate of Golden Gate University, where he obtained an M.S. degree, and of Santa Clara University, where he obtained a B.S. degree. The Nominating Stockholders believe that Mr. Marino’s senior management roles in two publicly traded real estate investment trusts will make him a valuable addition to the Board.

John S. Moran, 59, has approximately 35 years of experience working in publicly traded real estate securities as a securities analyst, intuitional portfolio manager, investment manager and investor. Since 2018, Mr. Moran has worked as an Investment Analyst for Robotti Securities, LLC, a broker-dealer registered with the U.S. Securities and Exchange Commission. From 2015 to 2018, Mr. Moran was a Vice President at JP Morgan Securities. Mr. Moran has also served in various senior financial analyst and investment management roles at several financial institutions including Morgan Stanley, Kidder Peabody, A.G. Edwards & Sons, Ingalls & Snyder, and PRA Securities Advisors, which is now a subsidiary of Heitman Capital Management, where he served as a portfolio manager for one of the first dedicated institutional mutual funds for investing in real estate investment trusts. Mr. Moran holds a B.S. in Business Administration – Finance and Banking from the University of Missouri. He is a Chartered Financial Analyst (CFA) and also holds the FINRA Series 7 and 63 licenses with Robotti Securities, LLC. The Nominating Stockholders believe that Mr. Moran’s substantial investment analyst experience, especially in the area of real estate investment trusts, will make him a valuable addition to the Board.

Gregory Morillo, 35, is an independent investment management and real estate industry professional with significant experience investing in direct real estate as well as publicly traded real estate and real estate related securities. Mr. Morillo founded Lionbridge Capital, LP in 2018, a value-oriented investment company that invests in REITs and real estate related companies. Prior to founding Lionbridge, from 2015 to 2018, Mr. Morillo was an Analyst at Kingstown Capital LP, a value-oriented investment partnership that focuses on special situation securities across the capital structure. Previously, Mr. Morillo worked at Talisman Group, LLC and Wesley Capital Management, LLC, where he was responsible for real estate related investments. Mr. Morillo received his B.S. in Economics from the Wharton School at the University of Pennsylvania in 2008. The Nominating Stockholders believe that Mr. Morillo will be a valuable addition to the Board because of his extensive real estate investment and management experience, together with his familiarity with the capital markets and institutional investors.

James O’Leary, 57, served as Chairman of the Board of Directors of BMC Stock Holdings, Inc., since 2015 until its merger with Builders FirstSource, which was consummated in January 2021. Mr. O’Leary now serves as a director of Builders FirstSource. Mr. O’Leary recently served as Chairman and Chief Executive Officer of WireCo WorldGroup, Inc., the world’s leading supplier of steel and synthetic rope and electromechanical cable, from January 2017 until his retirement from that company in July 2019. He has served as Chairman and Senior Advisor to Kinematics Manufacturing Corp., a leading global supplier of slewing drive systems, since 2015, and as a member of Madison Dearborn Partners’ Basic Industries’ Advisory Group since 2014. He previously served as Chairman and Chief Executive Officer of Kaydon Corporation, Inc., a leading manufacturer of highly engineered industrial products, from 2007 until its sale in 2014, and was an independent director of that company from 2005 until 2007. He is a member of the Committee on Development and Alumni Relations & Government and Community Relations for Pace University. Mr. O’Leary holds a B.B.A. from Pace University and an M.B.A. from the Wharton School of the University of Pennsylvania. The Nominating Stockholder believe that Mr. O’Leary’s experience in senior management of large manufacturing and highly engineered industrial products businesses will make him a valuable addition to the Board.

APPENDIX B – Corporate Expense Calculations and Assumptions

(dollars in thousands)	3Q 2020
Asset management and other fees to related parties	$2,387
Expense reimbursements to related parties-corporate	639
General and administrative	1,736
Corporate overhead	$4,762
Annualized Corporate Overhead	$19,048

Trailing Twelve Month Net Operating Income ("TTM NOI")	$36,705
2019 Proforma NOI	$51,700

Annualized Corporate Overhead / TTM NOI	52%
Annualized Asset management and other fees to related parites / TTM NOI	26%
Annualized Corporate Overhead / 2019 Proforma NOI	37%

Notes:

1.	CMCT permanently eliminated its $1.1 million annual base service fee starting in 2Q 2020 and replaced it with an incentive fee. We therefore annualize 3Q 2020 contributions to corporate overhead to account for this benefit and better reflect in-place corporate expenses.
2.	Source: CMCT Form 10-Q and Form 10-K filings. 2019 proforma NOI defined by Nominating Stockholders as the midpoint of CMCT’s 2019 guidance for 2019 “Segment NOI from retained properties and lending activities” as disclosed on Form 8-K filed on 11/8/19, which adjusts for properties sold during 2019.

(dollars in thousands)	4Q 2019	1Q 2020	2Q 2020	3Q 2020	Trailing Twelve Month ("TTM")
Net Operating Income ("NOI")
Douglas Emmett Inc	$166,635	$172,330	$138,639	$138,718	$616,322
Kilroy Realty Corp.	154,679	157,826	157,410	163,091	633,006
Hudson Pacific Properties Inc	136,096	131,717	126,048	121,176	515,037
American Assets Trust Inc	62,841	63,130	56,167	53,675	235,813

General & Administrative Expense ("G&A")
Douglas Emmett Inc ("DEI")	$9,859	$10,335	$9,863	$9,469	$39,526
Kilroy Realty Corp. ("KRC")	22,365	19,010	18,897	18,572	78,844
Hudson Pacific Properties Inc ("KRC")	17,848	18,618	17,897	17,428	71,791
American Assets Trust Inc ("AAT")	6,376	6,820	6,679	6,438	26,313

TTM G&A / TTM NOI
Douglas Emmett Inc ("DEI")					6.4%
Kilroy Realty Corp. ("KRC")					12.5%
Hudson Pacific Properties Inc ("KRC")					13.9%
American Assets Trust Inc ("AAT")					11.2%
Average					11.0%

Notes:

1.	The Nominating Stockholders believe that DEI, KRC, HHP and AAT are an appropriate peer group given DEI, KRC and HPP are West Coast office REITs and AAT is a West Coast diversified REIT with a heavy office component. All four own principally institutional grade properties, as does CMCT. None of the peer-group companies are externally advised as there are no public REITs with CMCT’s asset composition (i.e. institutional grade, West Coast) that are externally advised. The Nominating Stockholders believe “General & Administrative Expense” at the peer group companies comprises substantially all non-property-level corporate expenses for these companies as all are internally managed, and none pay fees or reimburse expenses to an advisor.
2.	Source: Form 10-K, Form 10-Q, and quarterly supplement filings of peer-group companies. KRC 2Q G&A excludes $19.7 million of severance charges.